CHOATE, HALL & STEWART
               A PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS
                                 EXCHANGE PLACE
                                53 STATE STREET
                        BOSTON, MASSACHUSETTS 02109-2891
                            TELEPHONE (617) 248-5000
                            FACSIMILE (617) 248-4000
                                 TELEX 49815880



                                                                  MARCH 11, 1997


Ms. Sarah Cunningham
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

               RE: Nexar Technologies, Inc.
                   ------------------------

Dear Ms. Cunningham:

       On behalf of Nexar Technologies, Inc. (the "Company"), this letter is to request withdrawal of the registration statement filed on Form 8-A under the Securities Exchange Act of 1934 by the Company on January 13, 1997 (File No. 000-21965)(Accession No. 0000922409-97-000003)(the "Registration Statement").
The reason that the Company seeks an order permitting withdrawal of the Registration Statement is to prevent effectiveness of the Registration Statement due to lapse of time.

       The Company intends to file a new registration statement on Form 8-A sometime next week in connection with the initial public offering of its common stock currently scheduled for the first week in April.

       If  you  have  any  questions  or  comments,   please   telephone  me  at
(617)248-4032.


                                        Sincerely,

                                        /s/ Dilia M. Caballero
                                        ----------------------
                                        Dilia M. Caballero




cc: David A. Cifrino, Esq.